QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (a)(1)(B)

June 20, 2005

To the Holders of Certain Debentures:

        This letter is to inform you and the other holders of our debentures issued pursuant to our Purchase Agreement, dated as of September 15, 2004, by and among World Heart Corporation, an Ontario corporation, and such holders that, as a result of an interpretation we received from the SEC, we are restructuring our offer to you in the form of a tender offer.

        We have released you from your obligations under the Conversion and Exercise Agreement you entered into with us.

        We are again offering to amend the debentures and issue amended debentures in exchange.

        The proposed amendment consists of one change, subject to the terms and conditions of the accompanying Offer to Amend and Exchange (the "Offer") enclosed with this letter. You would be required to convert the amended debentures within 14 days after the date on which the shareholders of WorldHeart approve the acquisition by WorldHeart of either all of the assets or all of the outstanding shares of MedQuest Products, Inc. ("MedQuest") and the simultaneous investment, directly or indirectly, by Maverick Venture Management, LLC ("Maverick") of US$12,000,000 in WorldHeart (together, the "MedQuest Transaction"). The shareholders' meeting is scheduled to be held on July 18, 2005.

        We are making the Offer to enable us to require debenture holders to convert their debentures so that we can comply with a condition of the agreement we entered into with Maverick (the "Maverick Agreement") to issue 8,888,889 common shares at a price of $1.35 per common share for total gross proceeds of $12,000,000 so that we can raise additional working capital to be used, among other things, for general corporate purposes. If the Offer is unsuccessful and Maverick does not waive the condition that all of the debentures be exchanged and converted, the MedQuest Transaction will not go forward.

        To accept the Offer, you must return (a) your properly completed and executed Election Form and (b) your original executed debenture(s) before 5:00 p.m. Pacific Daylight Time on July 19, 2005, unless the deadline is extended. We must receive your Election Form and debenture(s) at World Heart Corporation, 7799 Pardee Lane, Oakland, California 94621, Attention: Rich Juelis before the deadline. A postmark before the indicated deadline is insufficient.

        We reserve the right, in our sole discretion, to waive any one or more of the conditions of the Offer at any time as set forth in Section 6 ("Conditions of the Offer") of the Offer.

        We urge you to carefully read the enclosed materials. If you require assistance, you should consult with your financial, tax or other professional advisors. If you have any questions regarding the terms of the Offer, please direct your questions to Rich Juelis, Vice President, Finance and Chief Financial Officer at World Heart Corporation, 7799 Pardee Lane, Oakland, California 94621 or by telephone at (510) 563-5000, or by email at richard.juelis@worldheart.com. We cannot and will not provide you any advice regarding your decision whether or not to accept the Offer and amend your debentures.

        Thank you for your time in reviewing this request.

Very truly yours,
/s/ Jal S. Jassawalla
WORLD HEART CORPORATION

JAL S. JASSAWALLA President and CEO

QuickLinks

EXHIBIT (a)(1)(B)